Exhibit 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING CALL
Q4 FY 09 RESULTS
APRIL 15, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

B. G. Srinivas
Infosys Technologies – Head - Manufacturing vertical and Member - Executive Council

Amitabh Chaudhry
Infosys BPO – CEO

Haragopal
Infosys Technologies – Head - Finacle

CONFERENCE CALL PARTICIPANTS

Bhavan Suri
William Blair

Mark Marostica
Piper Jaffray

Joe Foresi
Janney Montgomerry

George Price
Stifel Nicolaus

Julio Quinteros
Goldman Sachs

Ed Caso
Wachovia

Jamie Friedman
Susquenhanna

Rod Bourgeois
Bernstein

Moderator

Good day everyone and welcome to the Infosys fourth quarter and fiscal 2009 earnings release conference call. Today's conference is being recorded. At this time, I would like to turn the conference over to Sandeep Mahindroo. Please go ahead sir.

Sandeep Mahindroo

Thanks Jennifer. Good morning everyone and welcome to this call to discuss Infosys financial results for the quarter and year ending March 31, 2009. I am Sandeep from the Investor Relations team in New York. Joining us today on this call is our CEO and MD, Mr. S. Gopalakrishnan; COO, Mr. S. D. Shibulal; and CFO, Mr. V. Balakrishnan along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter and the year followed by outlook for the quarter ending June 30, 2009 and year ending March 31, 2010. Subsequently, we will open up the discussion for Q&A. Before I pass it on to management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to Mr. Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep and good morning, good afternoon, good evening to everyone wherever you are. Thanks for participating in this call. In spite of a challenging environment, we have met the lower end of our guidance in constant currency terms. Our revenues for the quarter were $ 1.121 billion. In constant currency terms, the guidance would have been $ 1.118 to $ 1.159 billion. So, we are just slightly above the lower end of the guidance. We have faced multiple challenges, growth was a challenge, pricing was a challenge and the currency volatility was a challenge. In spite of that, we have been able to sustain the operating margins for the year. For the quarter, the operating margin declined by 2.3%. We continue to invest in the business. In this quarter, we added about 5,000 employees. Our attrition has come down. Utilization has slightly come down, it is 74.3%, but compared to last quarter it is about 0.5% drop. We have given a guidance of 3.7% to 5.4% decline next quarter. In constant currency terms, it will be a decline of about 0 to -3% for next year. In terms of operating margin, we are looking at a decline of about 3% for next year but when you look at the three challenges I talked about, growth, pricing and currency, we have sustained the margins in spite of the challenging environment. Going forward also, it is still within a narrow band. Given the challenging environment, the guidance factors in a wider range because of the challenging environment and we believe that the company has managed the challenging environment reasonably well and is poised to take advantage of the growth that we anticipate when recovery happens. For the fiscal year 2010, we will continue to add employees. At the gross level, it is about 18,000. At the net level, probably about 8,000 because attrition is expected to be about 10%. So at the net level, it will be about 8,000 people and this again is something which we believe we can manage. All these are factored into our guidance and our margins. We believe that our investment into the future, our investment into solutions, IP, our investment into increased sales, we are adding another 100 people in sales next year. So all these will help us get growth back when recovery happens. Of course we are sustaining the margin and we are managing this currency fluctuation very well. At the beginning of the year, rupee was at 39. At the end of the year, rupee is around 50 per dollar and still we have been able to sustain the margins. Most other currencies also have depreciated against the dollar and in spite of that, we have been able to sustain the margin. So the model is pretty robust, it is resilient and yes, we have been impacted on the growth side and that is because the impact is flowing from the impact on our clients. Most of our clients are telling us that their budgets are lower and their spending on their suppliers is lower and that is what is causing the volume decline. Sequentially volume decline by 1.4% and our guidance now factors in a decline because of that for the fiscal year 2010. Now, I will hand it over to Shibulal to give you more details by the various segments and give you more details about what is happening in each of those segments.

S. D. Shibulal

This is Shibulal. Let me start with giving you some color on the demand situation. We recently conducted a survey of our 135 top clients. They account for 83% of our revenue on LTM basis. We are seeing high level of uncertainty in the IT budgets for these clients. We conducted this survey about three to four weeks back. At that time, only 61% had finalized their budgets. Now, majority of these people, majority of the 135 we surveyed, 89% indicated decreased spending in FY10. So that means the budgets are down for 89%. 69% said that their budgets are down in low double digits in FY10. Offshore continues to be of interest. 22% said that they will increase their offshore spend in FY10. 5% said that they will increase their offshore by more than 10% in FY10. On the same token, you have 69% saying that there will be decreased offshore spending in FY10. Recovery is expected to be protracted. 57% of the accounts where we collected the information said that the recovery will be beyond March 2010 which means that the recovery is about 12 to 18 months away. Overall, the growth outlook for the clients we surveyed was down by 2%. Where they are spending money? We are seeing that they are spending money on application maintenance which is lights-on work, their outsourcing and offshoring application maintenance to generate better value. They are spending money on enterprise solutions. I tend to believe that these are programs which are multi-year which have kicked in already or these are programs which they are kicking in today so that they can emerge stronger when the downturn is over. The verticals where we are seeing trouble, we are seeing pressures in banking and capital markets, we are seeing pressure in manufacturing as well as in retail. The energy and utility segment seems to be doing better. We are also expecting that there will be better spend in healthcare because of all the money going into healthcare. Our utilization levels have come down. Our utilization this quarter is 74.3% excluding trainees, down from 74.8% last quarter and this is a reflection of the demand situation. The utilization in a way is linked to demand and this shows that the demand is down. That is it from my side. I will hand it over to Bala to give you the financial highlights.

V. Balakrishnan

Good morning everybody. We had a great quarter. Our revenues were closer to the lower end of the guidance we gave in constant currency. We ended the quarter with $ 1.12 billion of revenue. The gross margin was 41.9%. It was 43.6% last quarter. In this fiscal year, we got benefit of the currency in the third quarter, that is quarter ending December. We allowed the benefit to flow into the margins because we had little time to invest. This quarter we re-invested. If you look at the operating income, operating margin came down to 29.4% from 31.8%. At the net income level, the margins went to 28.5% from 28.3% because on the non-operating side, we had lesser impact because of the currency. We had only $ 3 million dollars of impact coming because of currency. It was higher in the last quarter. Overall, we met the EPS guidance. We gave a guidance of 55 cents, we have done 56 cents. We ended the quarter with $ 2.2 billion of cash, the account receivable days are 57 days. It was 56 days in the third quarter. Slightly gone up, no concerns. More than 60% of receivable is less than 30 days. So we had a great quarter. Last year was an extremely challenging year because almost all the currencies moved by something between 25% to 30% against the dollar and rupee moved something around 26% against the dollar. So, we had an extreme volatile currency environment last year. In spite of that, we are able to maintain the margins or improve on the margins. If you look at year on year, between fiscal 08 and fiscal 09, our margin went up by around 200 basis points because we are able to manage the environment much better. We have given a guidance for next year. Our guidance assumes the revenues could decline by something between 3% to 7% in dollar terms for the full year and in Q1, it could decline somewhere between 4% to 5% sequentially. We assume the pricing level to remain at the same level like what we saw in the fourth quarter 09 for next year. That means the pricing could decline by something around 6% on year-on-year basis for next year. We are adding 18,000 people because we have given certain commitments in the campus last year. We want to honor all those commitments and plus we will add some laterals and we are also investing more money in the sales and marketing. So we want to hire at least 100 people on the sales and marketing side to strengthen our sales team to make sure that future growth is not impacted. So, we assume that operating margin could come down by around 300 basis points for next year because one, the pricing impact will be there. Even if we take the average of fourth quarter to remain the same for the full year, the pricing could come down by around 5.7%, that could impact the margins. Of course, we will have the benefit of the rupee. At the same time, the utilization could come down because we are assuming a decline in the revenue growth and adding people. That could have an impact on the margins. So, net-net, the operating margins could come down by around 300 basis point for next year and the net margins could come down by around 200 basis points. On the tax rate, I think the effective tax rate for full year of fiscal 09 was around 14.7%. It was 16.5 in the fourth quarter. We are assuming that the effective tax rate will be closer to 16.5% for next year full year because, one, we had a higher yield on our cash and cash equivalents. In fiscal 09, it was 9.6%. Next year, it could come down to maybe around 7%. To that extent, the tax payout could be less and also in our guidance, we assume the currency rate as of March end to be constant for the full year. So, the rupee impact could be there, but it could be more or less neutralized by the pricing decline and also the utilization decline. So, overall we had done well. We had maintained our margins or improve on the margins in extremely volatile economic situation and also the currency situation and we had done well. We are ending the year with $ 2.2 billion of cash and we continue to generate high degree of cash even in this environment. I think with this I will conclude my opening remarks. Now, we can open up the floor for Q&A.

Sandeep Mahindroo

Jennifer, we can take questions now.

Moderator

Thank you sir. The question and answer session will be conducted electronically. If you would like to ask a question, please press *1 on your telephone. Again, that is *1 to ask a question or make a comment. Also, if you are on a speaker phone, please make sure your mute option is turned off to allow your signal to reach our equipment. We will pause for a moment to assemble the queue. We have a question from Bhavan Suri with William Blair & Company.

Bhavan Suri

Good morning guys or good evening your time. I guess a couple of quick questions. The first is what are you seeing on customers coming back and renegotiating existing deals, sort of what has been the ramp-down of existing work?

S. D. Shibulal

We are not seeing existing work being ramped down. What we are seeing is that when projects end, we are not able to replenish the work because of delays in decision making and lack of demand.

Bhavan Suri

And if you look at some of the 37 new customers this quarter where average deal size is less than what you have seen, how is that looking and then if you can talk a little bit about the pipeline and what you are seeing on kind of the deal size and the duration of those deals?

Kris Gopalakrishnan

So, deal sizes are smaller now. Actually what happens is the pipeline continues to be pretty good. The deals start of as large deals, $ 250 million, $ 300 million etc. Then during the discussion, negotiation, etc., what happens is either the scope gets reduced because the client does not want to commit everything at this point. Second, it is possible that then suddenly they decide to make this a multi-vendor deal and they also put these high numbers upfront so that they can get better terms and conditions but the deal size, when it completes when it closes, typically is much, much lower than the starting point. The second thing is the time taken for these deals to close. Typically if the deal would take 6 months, now it would take probably 9 to 10 months. So about 30%-40% increase in closure time. The third thing is the velocity of closure which I talked about. So, that does have an impact on growth at this point.

Bhavan Suri

And so I guess if you look at kind of your guidance for fiscal 2010 what provides sort of the confidence, you have typically guided what you have had sort of 70% visibility into your guidance. Is that still the case and what do you think about visibility going into this year now?

Kris Gopalakrishnan

So our model is still the same. We do a bottom-up of building up the forecast, we need visibility of 65% for four quarters out and about 80% to 85% for the next quarter and that is the model we still use. That has not changed. The reason why we are confident of any guidance we give, etc., are because the model has not changed and yes, growth has come down. So that reflects the market conditions, but model is still the same. Second, we are confident about margins, etc., is because the company has shown time and again that we are able to manage margins in a challenging pricing environment, in a challenging currency environment and so we are confident about margins. We still have many levers which we can use in order to manage our portfolios such that the margins are sustained, company is run very efficiently. It has strong customer relationships. As Shibulal said, we are not seeing cancellations, we are not losing clients, etc. It is just that they have ramped down their projects, they have cut their budgets and hence the volume has come down and that is reflected in our guidance.

Bhavan Suri

Great, thanks.

Moderator

Your next question comes from Mark Marostica with Piper Jaffray.

Mark Marostica

Good evening. I was hoping you could provide just maybe a little better clarity on the operating margin guidance that you put out, the 300 bps decline. Can you sort of talk about what gets you there, as it relates to utilization, volume, etc. I am just trying to maybe get a little better clarity, maybe if you can break that out a little bit better.

V. Balakrishnan

See, we had assumed that the pricing for the fourth quarter could remain constant for the next full year because that is what we do every year. We factor in only the knowns, not the unknowns. So if you do that, pricing on a year-on-year basis could come down by around 6%. That could have an impact on operating margin of around 3%. The rupee could be beneficial because last year, that is fiscal 2009, the average rupee-dollar rate is around 46.50 or so. Next year, we are assuming 50.70. That could give a benefit of around 4.5%. Then, the utilization could come down because we are assuming a decline in revenues by around 3% to 7% for the full year. At the same time, we are adding around 18,000 people because we want to ensure all the commitments are fulfilled. So net-net, the utilization impact could be there. So, overall, the operating margin could come down by around 300 basis points because of all these factors.

Mark Marostica

Sure. Just so I understand that right, so you are assuming in that 300 bps, there is roughly 4.5% rupee benefit?

V. Balakrishnan

Yes.

Mark Marostica

Okay. Then, just a thing to geographies, you are obviously seeing Europe come down at a greater pace than US, I am just curious when you talk about your visibility, 65% out, how does that look in Europe relative to North America?

B. G. Srinivas

This is B. G. Srinivas. Overall, for the year in Europe, again, if you look at Europe, UK, as well as the continent Europe, in the continent, we saw a significant growth year on year, 26% growth in reported currency terms. However, the decline in UK specific to three sectors has offset the growth in the continent. For the full year last fiscal year, we added $ 100 million in the continent in terms of incremental revenue. So that is being the overall number. In terms of the percentage of global revenues in constant currency terms, Europe is 25% of revenues. Specific to sectors as we look forward for the coming fiscal, we still see headroom and opportunities in pharmaceuticals, in specific sectors within manufacturing including resources and aerospace, in CPG clients in the continent Europe. Telecom is mixed bag. Some of our clients are doing well and they continue to invest into the future and we will still see that translating into dollar revenue for Infosys. Apart from that, we are also seeing sustenance as well as growth coming from energy and utilities. This cuts across both UK and the continent.

Mark Marostica

Okay, great, thank you and just one quick final question, of your top 10 clients, are there any clients that are indicating budget cuts in excess of the 9% average that you are seeing among your client base?

Kris Gopalakrishnan

Not in the top 10. If you look at our client survey of 135 clients, about 89% of that have said decrease and about 69% have said that maybe 10% or more, but the top 10, no. We believe that top 10 will be actually around 3% to 5%, that's all.

Mark Marostica

Great. Thank you very much.

Moderator

Your next question comes from Joseph Foresi with Janney Montgomerry.

Joseph Foresi

Hi guys. My first question here is just typically and historically there has been a link between headcount and revenues, I was just curious, you are obviously going to add people, but the guidance is for lower profits, your thoughts to just reconcile that.

Kris Gopalakrishnan

See the reason for continuing to add people are two-fold. One, last April, before anybody saw this downturn coming, we had gone to campuses and made 20,000 offers. Remember that our Q2 fiscal 2009 was one of the best quarters we had. We saw a sequential growth of almost 6% and so we had made those offers and right now, we feel that it is important that we gave a commitment, so we need to honor those commitments and we are asking those people to join. They will join starting July-August and we have extended the training, so the training is now almost 6 months long. So, they will come out actually starting Jan-Feb 2010. So let us say the recovery starts and we are in a better position. So that is what we have thought. Second thing is the net of attrition, 18,000 gross number actually comes down 8,000 and so the impact on utilization is not that much and lastly, the impact on margin, yes, it is there, but still it is not significant. So when we look at our brand, our commitment, the goodwill we build with these campuses etc., and being prepared for the future, we believe that this is the right thing we should be doing and that is how we have gone ahead and done this. So yes, we understand the revenue is slightly down. That is what we have predicted but we are adding people.

Joseph Foresi

Okay. And on the tax rates, what are your expectations for tax rate for next year?

V. Balakrishnan

If you look at the effective tax rate, it was around 16.5% in Q4 if you remove the tax reversal and for full year, it was 14.7%. So for next full year, it could be close to 16%-16.5% because one, the yield on the cash and cash equivalents could come down. We had an effective yield of 9.6% in fiscal 09. It could come down to maybe around 7%. So, to that extent, the impact could be lessened. At the same time, some of the units which are operating under the STP scheme could come out of the scheme. So, net-net, overall the effective tax rate could go up somewhere from 14.7% in fiscal 09 to somewhere between 16-16.5% in fiscal 2010.

Joseph Foresi

Okay. And then just lastly, typically going into the year and obviously the economy gotten much worse, you guys intend to be in going to your models maybe a little bit on the conservative side, is that the key signal this year. In other words, have you changed your guidance method at all?

Kris Gopalakrishnan

No, our methodology for giving guidance still remains the same. It is a bottom-up exercise. We collect data from the field of what our clients are telling us what they will be spending with us etc., add it all up, we need as we said, 65% to 70% visibility for the next year and based on that, we come up with guidance. We then also verify this with the analysts' reports, we have other sources of looking at this data and then that is how we come up with our guidance. It is neither conservative nor aggressive. It is a reflection of the data we have and the model we have. It factors in that growth has come down. So that is what we have come up with.

Joseph Foresi

Okay. Right, thank you.

Sandeep Mahindroo

Jennifer, can we take the next question?

Moderator

Thank you sir. The next question comes from George Price with Stifel Nicolaus. Please go ahead.

George Price

Hi. Thanks very much. Just kind of piggybacking on Joe's one of his questions, any thoughts on the tax rate going into fiscal 11, I know that is ways out, but going into fiscal 11 on the other side of the STPI exemption falling off based on your current fiscal 10 outlook growth and the SEZ footprint that you see.

V. Balakrishnan

All the incremental growth could get into SEZ, but still the growth for fiscal 2010 is guided to be declining by 3% to 7%. It may not change materially for fiscal 2010. Fiscal 2010 is the last year for the STP tax holiday. We don't know whether the government will extend it. If they don't do it, in fiscal 2011, quite possible the effective tax rate could go to somewhere between 20% to 22%.

George Price

I think that is a range that you have thrown out at least loosely previously. Given what I think is probably at least a modestly disappointing growth outlook now versus say 6 or 12 months ago, doesn't that suggest that you are going to have less incremental growth going into SEZs and the tax rate could actually go higher?

V. Balakrishnan

Yeah, it could but if you look at the SEZ revenues, it was 5% of our overall revenues. Now it has gone up to 9% to 10% of our overall revenues. To that extent, the impact could be lesser. That is why I am saying a range of 20% to 22%.

George Price

Okay. Just wanted to clarify something, there was a mention about investing more money in sales and marketing and I think I heard 1,000 people more or 100 people more, is it 100?

Kris Gopalakrishnan

It is 100 people more for sales, one hundred. In this 18,000 gross additions, about 16,000 are at entry level and about 2,000 are experienced hires. Out of those 2,000, we plan to hire half of that, about 1,000 outside the country, primarily in North America, in US.

George Price

Okay got it. Could you talk about how demand, your demand outlook tracked may be on a monthly basis as you went through the quarter, January versus February, February versus March, just trying to get a sense of how the client mindset on the year forward evolved as we have moved forward.

Kris Gopalakrishnan

So beginning of the year. I am not comparing January to April, January most companies had not, finalized their budgets, there was confusion about the budgets etc. About four weeks back, it was about 61%, now we believe it is about 70% of the companies have finalized their budgets. Even where they have finalized their budgets, they are telling us that they will allocate money on a monthly basis in most cases and they may not spend all their money. So, that is one data point. The second is about 22% of the companies we talked to tell us that offshore will increase but remaining 78% are saying that everything is affected including offshore. So that is the second data point we have. So from January to now, there isn't significant improvement in the situation with respect to demand.

George Price

I guess the way I was thinking about it is there has been a significant deterioration in the outlook from when you entered the quarter as to when you left it.

Kris Gopalakrishnan

No, if you look at the pipeline, the pipeline still continues to be pretty robust and strong. It is just that the closure is taking much longer as I said. Previously if it took 6 months, it is taking 9 months but the pipeline is actually pretty robust. We added 37 clients in Q4, similar number from Q3. So the customer addition still continues to be very strong. We have not lost any customer. No project got cancelled. So there are positives and negatives. The negative is cuts in budget, cut in offshore also, delays in decision making, project closures taking much longer, pricing pressure. These are the differences between let's say six months back to now.

George Price

Okay, last question, pricing assumption you are saying remains flat levels in fiscal 4Q 09 and I guess given the environment and given your comments about most clients are cutting back and rolling on a monthly basis and may not spend all of their budgets and think this could last into 2010, is that a conservative enough assumption at this point, I mean why won't pricing deteriorate further from fiscal fourth quarter levels?

Kris Gopalakrishnan

Again anything could happen in this environment. We have based it on our discussions and what we know today. So it is based on what we know today. Many of the negotiations we believe are behind us. So we have seen the impact. Clients have reacted pretty fast to the deteriorating environment. This started somewhere in September middle, so they have reacted pretty fast and we believe that significant number of these are behind us. There is always a possibility that they will come back and renegotiate, it is possible and we have to wait and see.

George Price

Okay. Thanks for taking my question.

Moderator

Your next question comes from Julio Quinteros with Goldman Sachs.

Julio Quinteros

Hi guys. One of the things I was wondering about is the timing of the revenue growth for fiscal year 2010. So obviously you are expecting to be down into the June quarter, when do you guys expect to see a constant currency sequential improvement in the revenue growth through the course of fiscal 10?

Kris Gopalakrishnan

From second quarter onwards, a slight increase. We are projecting a slight increase, not a great increase, maybe about 1% to 2%, that is what we have assumed at this point.

Julio Quinteros

Okay, got it. And then when you look at the existing client base that you have in the survey data that you guys compile, did you guys get any sense on potential client share shifts away from you, in other words, are you seeing more competition in some of your larger clients, especially where it appears that there wasn't as much growth, could you possibly have lost momentum or wallter share to some competitors?

Kris Gopalakrishnan

No, we have not lost any major client or any major project. We have worked very hard at it. Of course, there is some luck because at least till now none of our clients have completely gone bankrupt. They have been acquired, of course, and we have been also benefitting from some of those acquisitions. So I think it is a combination of our relationship, hard work, and some luck.

Julio Quinteros

Okay. And then a question to Bala, what was the level of account receivables that you guys are reserving for at this point?

V. Balakrishnan

It is very small, I mean we provide for all account receivables which are more than 180 days. We also provide for receivables which are doubtful. In the fourth quarter, we made a provision of around $ 4 million. For the full year, we had a provision of $ 16 million. So it is not very big compared to the kind of receivables we have.

Julio Quinteros

Okay. And then I am not sure who would be best to comment on this, but can you guys talk about.... I guess I am trying to sort of find if there is any linkage at all between some of the backlash impact that we are seeing in terms of the political environment here in the United States, especially on some of the TARP clients. How much of that is sort of spilling into the longer sales cycles or even delays or hesitancy from the clients to actually ramp-up work just given, sort of the kind of political backup that we are seeing right now here. Can you guys address that directly please.

Kris Gopalakrishnan

Yeah, this is Kris here. We have not seen any impact till now at this point. If you look at the number of visas being applied, this is the H1 season. The numbers have not exceeded the limit. So less number of visas are being applied. So, we have not seen an impact when I think Congress also put a condition that the companies who have taken TARP money should not use H1B. They did not say should not outsource. So, we have not seen an impact now. Again, this is definitely an area where we are watching the situation. It is possible that some new regulation may come in this regard. It is possible but in the past we have seen that the impact has not been there.

Julio Quinteros

Okay. And then just finally can you provide some sense on what it cost you guys to carry a bench of freshers who are in training, any sort of ranges for what were the actual carrying cost would be to have someone in training but not have them billed out?

Kris Gopalakrishnan

It is about $ 5,000 as the carrying cost per employee in training, approximately.

Julio Quinteros

Okay, got it. Right, thanks guys, good luck.

Kris Gopalakrishnan

Thank you.

Moderator

Our next question comes from Ed Caso with Wachovia Securities.

Ed Caso

Hi, thank you and good evening. Following on Julio question, what steps are you taking to sort of address the growing protectionist environment in the US, I mean are you hoping a hire of natives, set up more offices here, can you give us your thoughts please.

Kris Gopalakrishnan

It will be a combination of multiple things. We have to look at hiring more employees in the US. One of the things I said was that out of the 2,000, experienced hires, we are looking at 1,000 outside India. Second is shifting more work offshore. We have seen this in the past that when it becomes difficult to get H1 etc., clients actually are willing to come to India and work with us in India. So those are again some of the possibilities. The third is near shore centers. We have a center in Canada, we have a center in Mexico. So there are multiple options that we can use.

Ed Caso

Can you talk a little bit about what is happening with Satyam, how that is impacting your business, particularly in regard to maybe any moves on their part or others to be more aggressive on pricing.

Kris Gopalakrishnan

We are glad that this issue is now put behind us. The Government of India has acted very quickly to bring in a new owner. We have always had competition, both companies were competition, now they have joined together, but we believe that it is not anything new. We know these companies, we have competed well and we will continue to do well against all kinds of competition. We have done this many times. So there is a confidence here that we can manage competition.

Ed Caso

Can you talk a little bit about any consolidation that the market seeing and particularly any irrational pricing, some of the smaller players might be at this time?

Kris Gopalakrishnan

See we are not seeing significant amount of consolidation. There is some cross-border acquisition. Satyam is a case where there is some consolidation within the same geography but by and large most of the acquisitions have been cross border. This industry always had a long tail. In Bangalore alone, there are more than 1,000 companies registered. Across India, there are more than 8,000 companies registered in the IT space and even in the US, except for a handful of companies who are seen as leaders in this industry, there have been hundreds and thousands of companies who have been there and some continue to do well, some continue to just stay around etc. So this industry has always had pretty long tail.

Ed Caso

Thank you.

Moderator

Your next question comes from Moshe Katri with Cowen & Company. Mr. Katri, your line is open. Mr. Katri, your line is open.

Sandeep Mahindroo

Let's move on to the next question.

Moderator

Thank you sir. The next question comes from James Friedman with Susquehanna.

James Friedman

Hi, good evening. Thank you for taking my questions. I just have three, first about Infosys BPO. It seems like you had a good quarter, the operating margin there was better in the fourth quarter than it was anytime prior in the year. I was wondering if Balakrishnan might give some commentary to us in terms of Infosys BPO's operating margin.

Kris Gopalakrishnan

We have Amitabh Chaudhry who is the CEO of Infosys BPO. I am going to ask him to respond.

James Friedman

Oh great.

Amitabh Chaudhry

Hi. Yes, I think this quarter we did, I would say a big turnaround, in the sense that we had a negative growth in the third quarter and this quarter we have grown by 3.1% quarter on quarter. Our operating margin moved up partly held by the fact that rupee continued to depreciate and we have benefited from that. Over and above that, we also have been improving our utilization in a very significant way over the last couple of quarters and we benefited from the improved utilization. So the combined impact of the rupee depreciation and the fact that we were able to hold our prices as the utilization went up and as we were able to manage our workforce well, we have seen obviously there is an impact of that in the operating margin. Also please understand that the Philips deal which we did in October 07, the profitability of that deal continues to improve and we are benefiting from that and so is our operations in international centers. So that is the other factor which is helping us in improving our operating margin.

James Friedman

Thank you, that is helpful. If I could just ask related to that, is Philips a top 5 customer.

Amitabh Chaudhry

Yes, for BPO it is.

James Friedman

Thank you, and then I wanted to get into consulting. So that is the less sanguine subject. The Infosys consulting division appears to have lost about $ 6 mn-$ 7 mn dollars in the quarter. If you could share any observation, is there light at the end of the tunnel there, it looks to us like the fiscal fourth quarter was maybe the worst of the year in terms of the losses because you only lost $ 12 million for the year and I think you lost $ 7 million in the quarter. So what is going on there?

S. D. Shibulal

The Infosys Consulting (IC) subsidiary has no meaning anymore in this business environment. It is the subsidiary which holds a bunch of people. It was created long time back and it is kept there because of employee contracts and various other factors. Today consulting operates across IC subsidiary and ITL, there are a lot of people in ITL who work with the consulting as one single unit. So as a group, one has to look at the MIS numbers rather than the numbers published for that subsidiary and the MIS numbers are very different from what you will see in the subsidiary numbers. So there is no reason to look at the subsidiary numbers.

James Friedman

Okay, I apologize, anyways...

S. D. Shibulal

No, no, no, it is just simply that if you remember one year back, we mentioned that we have created one group by consolidating the consulting and solutions piece and the solutions people were created as a separate division, ITL and merged with IC on MIS business but it was never moved. So it spans across the organization and the net income is 2% to 3% if I look at the MIS report.

James Friedman

Okay. And then if I could sneak in one last one about products which is Finacle, so it looks like that generated about $ 45 million in the quarter. So I would think a pretty good quarter on the software products. What would you expect I guess software is a harder sell in this environment, is that $ 45 million sustainable going forward or you expect it to trend down?

Kris Gopalakrishnan

Finacle is doing extremely well. Actually it is finding good traction. Haragopal who heads our Finacle group is here. So I am going to let him answer this question. Haragopal...

Haragopal

Hi. Yes, like Kris said, we are seeing good traction including the markets like the US as well as the UK. Having said that, some of the decisions are taking longer than what we would expect, including in some of the decisions of Q3 spilling over to Q4. Secondly some of these decisions they are looking at in a staggered fashion going in a phased deployment and it is not that there is a wholesome transformation in one go. So overall I think in some geographies we are seeing slowdown, in some of the markets definitely it is picking up and some segments, typically the tier I, there aren't quick decisions as yet but the mid segment banks are really looking at the transformation using Finacle as a platform.

James Friedman

Thank you so much.

Kris Gopalakrishnan

Just to add to that, Finacle has had sales now in North America in US, in Europe, in Australia, in Singapore. So it is now finding traction in developed markets. We are working with medium to large size banks. So it is progressing in its level at which it now is selling and we are also getting multi-country rollouts where Finacle is being used as a standard and they have a phased manner in which they implement. They implement in smaller countries first and then slowly migrate to home country. So Finacle is actually doing very well at this point.

James Friedman

Thank you for taking my questions.

Moderator

Your next question comes from Rod Bourgeois with Bernstein.

Rod Bourgeois

Great. It looks like the pricing environment was somewhat of a surprise over the last three months, given the change in tone in the pricing front. As a result of the pricing environment and other competitive dynamics out there, is Infosys changing its competitive and financial strategy in anyway to address that environment?

Kris Gopalakrishnan

See, in spite of challenging pricing, if you look at the actual impact, it is -1.8% in Q3 and -2% in Q4. So we have handled it reasonably well. We have been able to sustain margins and the impact is there, but it is not that much. Having said that, we are giving our clients many more options and choices, increased offshore, fixed pricing, other pricing models like pricing based on tickets or number of maintenance requests or number of devices we manage. We also have platform-based solutions where we take the initial investment and the client pays for use. So we are giving them multiple choices so that they can look at what they want to achieve, what their goals are and still we are able to through productivity improvement or through efficiencies of scale, through creating a shared services model, we are able to also get the margins we want. So we have been able to do this smartly and the bottom line is actually the bottom line itself, we have been able to sustain the margins.

Rod Bourgeois

That makes sense. I guess so on top of that, I mean it looks like you are increasing your aggression in investment in sales and marketing and that may be somewhat of a reaction to the environment that we are in, we are trying to invest more aggressively to preserve your market share in the offshore market. I guess the question there is the increased investment in things like sales and marketing, is that a temporary investment just for the current environment or is that a level of investment that might be reflecting a more permanent part of your cost structure and essentially a change somewhat in your strategy.

Kris Gopalakrishnan

See, typically we would invest in sales and marketing along with growth. Since growth is not there, we believe that to kick start growth, we have to invest and in normal years because of the growth, the percentage would not change but here when the growth is not there, the percentage would change. These investments are into new areas, we want to enter new markets, we want to enter into new industry verticals, we want to look at public sector, government. So there are various things we need to do on an ongoing basis to expand the market footprint we have, the industry footprint we have etc. We are also investing in solutions and new services. That will require investment in sales. So there are many reasons why this is required. It is part of the plan and when the growth comes back, you will see that as a percentage it will drop back to the traditional levels.

Rod Bourgeois

Are you increasing your investment in kind of onshore relationship management type functions to have more sort of account management and sort of vertical expertise, local with the client.

Kris Gopalakrishnan

Yes we are, but again, over time we will balance that. We have done this very well because when we do these investments, we also simultaneously tweak the models such that we are able to get back the margins. See what I think we have demonstrated very well over many, many years is that despite currency movement, despite changes in business, etc., our ability to sustain margin is pretty good and that is because we have several levers. For example if you look at utilization, it has come down. Traditionally, we would look at utilization of 78% to 80%. That is just one example of the levers we still have within the business.

Rod Bourgeois

You may be suggesting there that 300 basis points of margin degradation in your outlook is a potentially overly conservative outlook. I mean you are getting over 400 basis points of benefit from the rupee but still guiding for 300 basis points of margin contraction. So that is a pretty meaningful change in the margin structure unless that is a highly, highly conservative kind of outlook.

Kris Gopalakrishnan

No, it is not conservative or aggressive or anything like that. It is the model we have. Yes, we said, we are increasing our sales. The utilization is going to be lower and then the pricing impact will be felt. So it is based on the data we have and the model we have and that is what it is about. Our aim always has been to get the highest margins in our industry or one of the highest margins in the industry. In the industry, you will have range of margins and to get to the top end of that, that has been always our aim. It is a self-driven thing. It is not something which somebody outside is telling us. This is the philosophy of the company always and we have demonstrated that we are able to do that. Even in BPO, if you look at BPO margins, we have again one of the highest. It is a business which was started five-six years back and again we have one of the highest margins in the industry. Nobody is anywhere close that margin in BPO.

Rod Bourgeois

Yeah the margins are definitely impressive relative to the rest of the industry. One of the thing that came up on the 4:30 a.m. conference call and that is Eastern timeframe, there was some indication that there might be a bit of a recovery happening in the financial services vertical and I just wanted to maybe Ashok could elaborate on that, I mean we are seeing maybe some stabilization where things are not dropping at the same rate in that vertical but it is unclear to me that there is really a recovery happening. So not to fight over semantics and without looking at analysts' reports and things out there, are you guys seeing a recovery or a stabilization type of a scenario there?

Kris Gopalakrishnan

No, no, let me explain. What we said was if you look at the results announced by some of the banks, etc., there seem to be some maybe stabilization, recovery. I saw in some news reports where regulators or government officials in the US saying that maybe this is a start of a recovery. All I said was from the data we have which is based on our client survey, etc, we are not assuming any recovery. We are assuming that first quarter is going to be a tough quarter. It is a sequential decline again but at some point, the recovery must happen and if that happens, it will be a positive. That is what I said but there are some signs out there saying out there that it maybe a start of a recovery. I said that let's hope that it is true, it is real, and it is sustained. So let's see that.

Rod Bourgeois

That's helpful. Thanks for the clarification.

Kris Gopalakrishnan

Unfortunately, we are completely out of time. I want to thank everyone for participating in the call. Our investor relationship managers are always there to answer any further questions you have and we look forward to interacting with you during the quarter or at the end of the next quarter. Thank you again.

Moderator

That concludes today's teleconference. Thank you for your participation. Have a good day